EXHIBIT 99
              MERCANTILE STORES COMPANY, INC.
                    LITIGATION SUMMARY



On September 28, 1994, an action was filed against the Company in the Chancery Court of Delaware captioned "Francis Bodkin and Irene Bodkin v. Mercantile Stores Company, Inc., et. al." (the "Complaint"). The Complaint purports to be brought individually, on plaintiffs' own behalf, and as a class action, on behalf of all the holders of shares of common stock. The Complaint alleges that the Company and/or its directors breached their fiduciary duties in allegedly rejecting an offer by The May Department Stores Company to acquire the Company during August and September, 1994. As part of their demand for relief, plaintiffs seek unspecified compensatory damages. The defendants filed a motion to dismiss and a motion to stay discovery on December 5, 1994. The motions will be briefed and argued in due course. The Company believes that the Complaint is without merit and intends to vigorously defend the action.